04001479

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Cirenza, President (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's, PC
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 25 2004 WASH. DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James T. Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

New York 17Y
02/18/04

Signature

President
Title

Notary Public

Carmen C. Moore
Notary Public-State Of New York
No. 01m06089913
My Commission Expires
February 19, 2006

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARNEGIE, INC.
(a wholly owned subsidiary
of D. Carnegie AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

RegenBenzMacKenzie

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of D. Carnegie AB) as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 13, 2004

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash (Note 3)	$ 3,215,487
Commissions Receivable (Note 4)	854,772
Investments, at market value	1,479,788
Securities Sold But Not Yet Delivered, at market value (Note 5)	3,606,613
Prepaid Expenses	62,648
Total Current Assets	9,219,308
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation and amortization of $1,150,553 (Note 6)	474,843
Other Assets	
Deferred Income Tax Benefit (Note 12)	45,403
TOTAL ASSETS	$ 9,739,554

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accruals	$ 1,838,515
Income Taxes Payable	299,722
Rent Abatement	28,073
Payables to Brokers or Dealers and Clearing Organizations (Note 5)	3,606,613
Total Current Liabilities	5,772,923
Long-Term Liabilities	
Liabilities Subordinated to Claims of General Creditors (Note 8)	2,200,000
Total Liabilities	7,972,923
Commitments and Contingent Liabilities (Notes 9 and 10)	
Stockholder's Equity	
Capital Stock (Note 11)	1
Paid-in Capital	1,999,999
Accumulated Deficit	(233,369)
Total Stockholder's Equity	1,766,631
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,739,554

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commission Income	$ 12,378,108
Fee Income	263,297
Interest Income	21,845
Dividend Income	12,979
Trading Loss	(208,760)
Foreign Exchange Loss	(90,625)
Total Revenue	12,376,844
OPERATING EXPENSES	
Settlement Costs	3,433,092
Salaries	4,146,061
Office Rent and Utilities	211,096
Payroll Taxes	87,460
Employees' Benefits (Note 7)	323,705
Insurance	70,302
Research	88,604
Depreciation and Amortization	256,153
Repairs and Maintenance	11,089
Office Expenses	52,027
Telephone and Communication	556,634
Machine Rental and Maintenance	30,843
Professional and Legal Fees	103,475
Travel and Entertainment	739,839
Regulatory Fees	14,492
Dues and Subscriptions	14,650
Charitable Contributions	19,750
Bank Service Charges	2,322
Seminars	2,695
Interest Expense (Note 8)	134,750
Total Operating Expenses	10,299,039
Income From Operations	2,077,805
Provision for Income Taxes (Note 12)	(254,757)
Net Income for the Year Ended December 31, 2003	$ 1,823,048

See accountants' audit report
and accompanying notes to financial statements.

RegenBenzMacKenzie

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Capital Stock	Paid-in Capital	Accumulate Deficit	Total
Balances, January 1, 2003	$ 1	$ 499,999	$ (2,056,417)	$ (1,556,417)
Increase in Paid-in Capital on February 28, 2003 (Note 8)	-	1,500,000	-	1,500,000
Net Income - Year Ended December 31, 2003	-	-	1,823,048	1,823,048
Balances, December 31, 2003	$ 1	$1,999,999	$(233,369)	$ 1,766,631

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated Liabilities at January 1, 2003	$ 3,700,000
Increase (Decrease)(Note 8)	(1,500,000)
Subordinated Liabilities at December 31, 2003	$ 2,200,000

See accountants' audit report
and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net Income	$ 1,823,048
Adjustments to Reconcile Net Income to	
Net Cash Used in Operating Activities:	
Depreciation and Amortization	256,153
Increase in Commissions Receivable	(389,614)
Decrease in Other Receivables	8,503
Increase in Prepaid Expenses	(19,598)
Increase in Deferred Income Tax Benefit	(45,403)
Decrease in Accounts Payable and Accruals	(26,526)
Decrease in Interest Payable	(364,986)
Decrease in Rent Abatement	(16,041)
Increase in Income Taxes Payable	297,411
Net Cash Provided By Operating Activities	1,522,947
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(18,834)
Purchase of Investments	(1,479,788)
Net Cash Used in Investing Activities	(1,498,622)
Cash Flows From Financing Activities:	
Decrease in Liabilities Subordinated To Claims of General Creditors	(1,500,000)
Increase in Paid-in Capital	1,500,000
Net Cash Used in Financing Activities	0
Net Increase in Cash	24,325
Cash - Beginning of year	3,191,162
Cash - End of Year	$ 3,215,487

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 2,749
Interest	$ 499,736

See accountants' audit report
and accompanying notes to financial statements.

1- ORGANIZATION

Carnegie, Inc. ("Carnegie") a Delaware Corporation was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of D. Carnegie AB, a Swedish Corporation which is owned by Carnegie Holding AB.

All securities transactions represent the sale of foreign securities. All foreign securities commissions are generated through related companies. Settlement of foreign securities transactions are through related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

However, since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades (see Note 5).

2- SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statement and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to fifteen years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 12).

The Corporation uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Corporation's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

3- CASH

Only $100,000 of cash held at JP Morgan is FDIC insured. The balance of $3,005,259 is not FDIC insured. Additionally, cash of $109,858 held at Ernst & Co. is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

4- COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $854,772 (as shown below), net of settlement costs.

Commissions receivable represent commissions due on trades that were executed prior to December 31, 2003.

	Commissions Receivable
D. Carnegie AB	$ 355,005
Carnegie Bank A/S	78,078
D. Carnegie AB Finland Branch	170,718
D. Carnegie AB Norway Branch	250,971
	$ 854,772

5- SECURITIES SOLD BUT NOT YET DELIVERED AND PAYABLE TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Securities sold but not yet delivered, and payable to brokers or dealers and clearing organizations represents the market value of securities that Carnegie has sold and has not yet delivered to the purchaser by the settlement date.

Corporate Stocks	$ 3,606,613

6- FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation and amortization:

Furniture and Equipment	$ 1,061,413
Leasehold Improvements	563,983
	1,625,396
Less: Accumulated Depreciation and Amortization	1,150,553
Total	$ 474,843

7- PENSION PLAN

Carnegie established a profit sharing pension plan during calendar year 1994. All employees who have been employed with the company for one year are covered by the plan from January 1 of the year that they complete one year of service. Company contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $20,000. Funds contributed to the pension plan are set aside in a participants account and are directed by the participant.

For the year ended December 31, 2003, contributions to the plan charged to operations were $138,124 and are included in employees' benefits.

8- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On January 31, 2000, Carnegie renewed a $ 1,500,000 subordinated loan from D. Carnegie AB (its sole stockholder). Per the terms of the loan, the principal with five and one half (5 ½%) percent interest per annum was payable on February 28, 2003. On February 28, 2003, D. Carnegie AB made a contribution of the loan to Carnegie Inc.'s capital; however, D. Carnegie Inc. paid the accrued interest of $254,375 on the loan.

On December 20, 2001, Carnegie received a $ 2,200,000 subordinated loan from D. Carnegie AB. Per terms of the loan, the total principal with five and one half (5 ½) percent interest per annum is payable on December 31, 2004. The loan was renegotiated in December 2003 to extend the maturity date to December 31, 2006. Accrued interest of $245,361 was paid at the date of extension.

9- COMMITMENTS

Carnegie occupies leased office space in New York City. The lease is for a term of ten years and expires on September 30, 2005. Future minimum rental commitments for this noncancellable operating lease are as follows:

2004	$ 192,500
2005	144,375
Total minimum future rentals	$ 336,875

10- CONTINGENT LIABILITIES

Carnegie and D. Carnegie & Co. AB were defendants in a lawsuit filed by two of Carnegie's former employees for alleged breach of a contractual obligation. Summary Judgement was entered in favor of Carnegie in December 2002 dismissing the lawsuit. An appeal of the judgement was abandoned by the former employees.

11- CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2003, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

12- INCOME TAXES

Carnegie had available at December 31, 2002 an unused operating loss carryforward of approximately $1,051,253 which was entirely utilized to reduce Carnegie's 2003 taxable income. For calendar year 2003 Carnegie charged $254,757 taxes against income as follows:

Federal	$ 252,424
State	2,033
Local	300
	$ 254,757

The company's effective tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily due to the utilization of the net operating loss carryforward.

A reconciliation of income tax at the statutory rate to the company's effective rate is as follows:

Computed at Statutory Rate	34.00%
State/Local Income Tax-Net of Federal Tax Benefit	11.12
Effect of Net Operating Loss Carryforward	(32.86)
Income Tax Expense - Effective Rate	12.26%

12- INCOME TAXES - continued

Temporary differences giving rise to deferred tax asset consist primarily of the excess of depreciation for book purposes over the amount for income tax purposes.

13- FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash and long-term debt. Carnegie estimates that the fair value of all financial instruments at December 31, 2003 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

15- NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2003, Carnegie had net capital of $2,454,606 which was $2,204,606 in excess of its required net capital.

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 1,766,631
Add: Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	2,200,000
Total Capital and Allowable Subordinated Liabilities	3,966,631
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	370
Prepaid Expenses	62,648
Other Current Assets	45,403
Commissions Receivable	854,772
Furniture, Equipment and Leasehold Improvements	474,843
Total Deductions and/or Charges	1,438,036
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	2,528,595
Haircuts on Investment Securities	73,989
Net Capital	$ 2,454,606
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 2,138,237
Rent Abatement	28,073
Securities Sold But Not Yet Delivered, at market value	3,606,613
Total Aggregate Indebtedness	$ 5,772,923
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15 c3-3 prepared as of the date of net capital computation - Carnegie.	$ -0-
Capital Requirement of Broker, Dealer Electing Alternatives Method	250,000
Total Net Capital Requirement	250,000
Excess Net Capital	$ 2,204,606
Net Capital in excess of 5 percent of aggregate debit items or $120,000	$ 2,334,606

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 2,454,606
Net Capital Per Above	$ 2,454,606

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of D. Carnegie AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

CARNEGIE, INC.

(a wholly owned subsidiary of D. Carnegie AB)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2003

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

The Board of Directors
Carnegie, Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Carnegie, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Carnegie, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Carnegie, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Carnegie, Inc. is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Carnegie, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Our consideration of the internal control structure would not necessary disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie. CPA's, P.C.

New York, New York
January 13, 2004